Exhibit 99.1

PRESS RELEASE

ERYTECH Provides Business Update and

Reports Financial Results for the First Half of 2020

Conference call and webcast on Tuesday, September 22

at 2:30 pm CET/8:30 am ET

◾	TRYbeCA-1 Phase 3 trial in second-line metastatic pancreatic cancer:

✓	More than 90% of the planned ~500 patients enrolled

✓	Fast-Track designation granted by U.S. FDA

✓	Interim superiority analysis expected in Q1 2021; final analysis in 2H of 2021

◾	NOPHO-sponsored Phase 2 trial in second-line acute lymphoblastic leukemia:

✓	Completed patient enrollment: 55 patients enrolled

✓	Encouraging interim results: target level and duration of asparaginase activity reached

✓	Final data expected by the end of 2020

◾	Cash and cash equivalents of €45.4 million ($51.0 million) at the end of June 2020

◾	Cash horizon extended with a convertible bond financing

◾	Establishment of At-The-Market (ATM) financing facility announced

Lyon (France) and Cambridge, MA (U.S.), September 21, 2020 – ERYTECH Pharma (Nasdaq & Euronext: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic drug substances inside red blood cells, today provided a business and financial update.

“Our focus during the second quarter of 2020 has been on continuing our clinical operations and preserving study integrity during the COVID-19 pandemic while ensuring the health of our employees, the patients and the medical professionals involved in our clinical programs.” said Gil Beyen, CEO of ERYTECH Pharma. “We have succeeded well in ensuring our patients’ continued access to treatment and appropriate follow-up despite the challenges of the ongoing COVID-19 pandemic. Since June, trial enrollment in TRYbeCA-1 has resumed at pre-COVID-19 levels, and more than 90% of patients have been enrolled in the trial. We expect to report the results of the interim superiority analysis in the first quarter of 2021 and the final analysis in the second half of 2021. Other key highlights of our second quarter have been the FDA’s granting of a Fast Track designation for eryaspase in pancreatic cancer and the encouraging interim results in the NOPHO investigator sponsored Phase 2 trial in second-line acute lymphoblastic leukemia. The NOPHO trial is now fully enrolled with 55 patients treated and we are expecting full data to be available before the end of the year. With the closing of a convertible debt financing, complemented with the recent establishment of an ATM facility, we have put financing alternatives in place that can allow us to extend our cash horizon until the end of the third quarter of next year, beyond the expected upcoming data read-outs.”

Business Highlights

◾

TRYbeCA-1, the pivotal Phase 3 clinical trial evaluating ERYTECH’s lead product candidate, eryaspase, in second-line metastatic pancreatic cancer, has randomized more than 450 of the approximately 500 patients to be enrolled in the trial. The Company has put measures in place to facilitate trial conduct during the COVID-19 pandemic and continues to expect to complete enrollment in the fourth quarter of 2020. The interim superiority analysis, to be conducted by the IDMC when two-thirds of the events have occurred, is currently expected to take place in the first quarter of 2021. The required events for the interim analysis are projected to accrue before year-end. Due to COVID-19-related challenges with data cleaning, the actual reporting of the interim results is expected in the first quarter of 2021. Since the interim analysis does not include a test for futility, there will be two possible outcomes: the trial will either (1) continue toward a final analysis, expected in the second half of 2021, or (2) be concluded early if the trial successfully meets the primary endpoint of prolonging overall survival. In April 2020, the U.S. Food and Drug Administration (FDA) granted eryaspase Fast Track Designation as a potential second-line treatment of patients with metastatic pancreatic cancer.

The Phase 2 trial of eryaspase in acute lymphoblastic leukemia (ALL) patients who developed hypersensitivity to pegylated asparaginase, sponsored by the Nordic Organization of Pediatric Hematology and Oncology (NOPHO), completed target enrollment in June 2020. Fifty-five patients have been enrolled at 22 clinical sites in the Nordic and Baltic countries of Europe. Preliminary findings of the study suggest that eryaspase achieved the target level and duration of asparaginase activity in these patients. Additionally, the addition of eryaspase to the combination chemotherapy was associated with an acceptable tolerability profile, enabling the majority of these patients to receive their fully intended courses of asparginase. Initial feedback obtained from FDA has confirmed that ALL patients experiencing hypersensitivity to pegylated asparaginase represents an unmet medical need, given the limited treatment choices for these patients. ERYTECH plans to further discuss these data with FDA to determine the potential next steps and to assess the path forward for eryaspase in this setting. Reporting of final data from the NOPHO trial is expected by the end of 2020.

Financial Results for the First Half of 2020

◾	Key financial figures for the first half of 2020 compared with the same period of the previous year are summarized below:

In thousands of euros	1H 2020 (6 months)	1H 2019 (6 months)
Revenues	—	—
Other income	1,849	2,965

Total operating income	1,849	2,965

Research and development	(28,846)	(22,718)
General and administrative	(8,372)	(10,493)
Total operating expenses	(37,218)	(33,210)

Total operating loss	(35,369)	(30,245)

Financial income	672	1,265
Financial expenses	(265)	(305)
Financial income, net	407	960

Loss before tax	(34,962)	(29,285)

Income tax	—	(1)

Net loss	(34,962)	(29,286)

◾

Net loss for the first half of 2020 was €35.0 million, up €5.7 million (+19%) year-over-year, with a €5.1 million increase (+17%) in operating loss and a €0.6 million decrease in financial income. The €5.1 million increase in operating loss was attributable to the €6.1 million increase in preclinical and clinical development expenses, mostly related to expenses for the Company’s Phase 3 clinical trial in pancreatic cancer, the €2.1 million decrease in general and administrative expenses, of which €2.3 million was related to the end of manufacturing capacity expenses mostly incurred in 2019, and the €1.1 million decrease in income, of which €0.9 million consisted in the upfront payment from the June 2019 license agreement with SQZ Biotechnologies that did not recur in 2020.

◾

As of June 30, 2020, ERYTECH had cash and cash equivalents totaling €45.4 million (approximately $51.0 million), compared with €73.2 million on December 31, 2019 and €58.6 million on March 31, 2020. The €27.7 million decrease in cash position during the first 6 months of 2020, consisting of €14.6 million in the first quarter of 2020 and €13.1 million in the second quarter, was the result of a €28.1 million net cash utilization and was mostly comprised of a €29.2 million net cash utilization in operating activities, €1.1 million used for investing activities and €2.2 million generated in financing activities, while the appreciation in the period of the U.S. dollar against the euro led to a €0.4 million favorable currency exchange impact.

◾

On June 24, 2020, ERYTECH signed an agreement with Alpha Blue Ocean and European High Growth Opportunities Securitization Fund (the Investors) for the issuance of zero-coupon convertible notes with share warrants attached whereby the Investors committed to subscribe for up to a maximum of €60 million in the event of conversion of all the notes, subject to the regulatory limit of 20% dilution, unless further authorized. The notes come with share warrants representing 10% of the nominal amount of the issued notes. The exercise price of the warrants was fixed at €8.91, a 20% premium over the lowest volume-weighted average daily price of the share over the reference period preceding the issue of the first tranche called. To date, the Company has called two tranches under the convertible bond financing agreement, not reflected in the Company’s cash position at the end of June, and €5.6 million of notes have been converted into 1,039,475 new shares, representing 5.5% of the Company’s outstanding share capital as of the date of last issuance.

◾

Earlier today, ERYTECH announced the implementation of an at-the-market (ATM) program allowing ERYTECH, at its discretion, to issue and sell ordinary shares in the form of American Depositary Shares (ADSs) on the Nasdaq Global Select Market through its sales agent, Cowen and Company, to eligible investors at a price equal or near to the prevailing market price on Nasdaq from time to time, without shareholders’ preferential subscription rights, for an aggregate offering amount of up to $30 million, it being specified that the maximum number of new shares to be admitted on the regulated market of Euronext Paris will be equal to 20% of the number of shares admitted to trading on such market during the last twelve months at the date of their issuance. Only eligible investors may purchase ADSs under the ATM program. A new shelf registration statement on Form F-3 was filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on September 21, 2020 to roll over the Company’s previously filed shelf registration and to cover the ATM program. The ATM program can be used once the shelf registration statement is declared effective by the SEC, and will be available for the Company’s use until September 21, 2023, unless terminated prior to such date in accordance with the sales agreement or the maximum number of ADSs to be sold thereunder has been reached.

◾

The Company believes that its current cash and cash equivalents will be sufficient to fund operations into the second quarter of 2021. Given the 20% regulatory dilution limit and unless further authorized, the Company believes that the maximum issuance of convertible bonds under its financing agreement, together with potential sales under the ATM program, will extend its cash horizon to the end of the third quarter of 2021.

Key News Flow and Milestones Expected Over the Next 12 Months

◾	Final results of Phase 2 investigator-sponsored NOPHO trial in second-line acute lymphoblastic leukemia (Q4 2020)

◾	Complete enrollment and interim (superiority) analysis in TRYbeCA-1, the Phase 3 clinical trial in second-line metastatic pancreatic cancer (respectively Q4 2020 and Q1 2021)

◾	Initiation of a Phase 1 investigator-sponsored trial in first-line metastatic pancreatic cancer (Q4 2020)

Conference Call Details

ERYTECH management will hold a conference call and webcast on Tuesday September 22, 2020 at 02:30pm CEST / 08:30am ET on the business and financial highlights for the quarter and six months ended June 30, 2020. Gil Beyen, CEO, Eric Soyer, CFO/COO, and Iman El-Hariry, CMO, will deliver a brief presentation, followed by a Q&A session.

The call is accessible via the below teleconferencing numbers, followed by the Conference ID#: 8585556#

USA/Canada: +1 (833) 818-6807	France: +33 1 70 80 71 53

International Dial-In Number: +1 (409) 350-3501	United-Kingdom: +44 2031070289

The webcast can be followed live online via the link: https://edge.media-server.com/mmc/p/ypvwj59i

An archived replay of the call will be available for 7 days by dialing + 1 855 859 2056, Conference ID: 8585556#.

An archive of the webcast will be available on ERYTECH’s website, under the “Investors” section at investors.erytech.com

Financial Calendar

◾	Business Update and Financial Highlights for the 3rd Quarter of 2020: November 5, 2020 (after U.S. market close), followed by a conference call and webcast on November 6, 2020 (2:30pm CET/8:30am ET)

About ERYTECH and eryaspase

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS® platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

The Company’s lead product candidate, eryaspase, which consists of L-asparaginase encapsulated inside donor-derived red blood cells, targets the cancer cells’ altered asparagine and glutamine metabolism. Eryaspase is in Phase 3 clinical development for the treatment of second-line pancreatic cancer and in Phase 2 for the treatment of first-line triple-negative breast cancer. An investigator-sponsored Phase 2 study in second-line acute lymphoblastic leukemia is ongoing in the Nordic countries of Europe.

ERYTECH produces its product candidates for treatment of patients in Europe at its GMP-approved manufacturing site in Lyon, France, and for patients in the United States at its GMP manufacturing site in Princeton, New Jersey, USA.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP). ERYTECH is part of the CAC Healthcare, CAC Pharma & Bio, CAC Mid & Small, CAC All Tradable, EnterNext PEA-PME 150 and Next Biotech indexes. For more information, please visit www.erytech.com

Forward-looking information

This press release contains forward-looking statements including but not limited to statements with respect to the clinical development plans of eryaspase; the clinical trials of the Company’s product candidates, including the timeline for patient enrollment as well as expected timing of the availability of results and interim superiority analysis; potential impacts of the ongoing coronavirus (COVID-19) pandemic on the Company’s clinical trials, including TRYbeCA-1 clinical trial; the possible sales of ADSs pursuant to the ATM program; and the Company’s anticipated cash runway as extended by its convertible bond financing and ATM facility. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”,“plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond ERYTECH’s control. There can be no guarantees with respect to pipeline product candidates that the candidates will receive the necessary regulatory approvals or that they will prove to be commercially successful. Therefore, actual results and timeline may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Further description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers (AMF), the Company’s Securities and Exchange Commission (SEC) filings and reports, including in the Company’s 2019 Document d’Enregistrement Universel filed with the AMF on March 18, 2020 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2020 and future filings and reports by the Company. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law. In addition, the COVID-19 pandemic and the associated containment efforts have had a serious adverse impact on the economy, the severity and duration of which are uncertain. Government stabilization efforts will only partially mitigate the consequences. The extent and duration of the impact on the Company’s business and operations is highly uncertain, and that impact includes effects on its clinical trial operations and supply chain. Factors that will influence the impact on the Company’s business and operations include the duration and extent of the pandemic, the extent of imposed or recommended containment and mitigation measures, and the general economic consequences of the pandemic. The pandemic could have a material adverse impact on the Company’s business, operations and financial results for an extended period of time.

CONTACTS

ERYTECH Eric Soyer CFO & COO	LifeSci Advisors, LLC Investor Relations Corey Davis, Ph.D.	NewCap Mathilde Bohin / Louis-Victor Delouvrier Investor relations Nicolas Merigeau Media relations

+33 4 78 74 44 38 investors@ERYTECH.com	+1 (212) 915-2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 ERYTECH@newcap.eu